UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   April 25, 2002

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   <u>Other Events</u>.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.   <u>Financial Statements and Exhibits</u>.
                (c) Exhibits

<u>Exhibit No.</u>	<u>Description of Exhibit</u>	<u>Reference</u>
99	Press Release of Potomac Electric Power Company dated as of April 25, 2002.	Filed herewith.

<u>Signatures</u>

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Potomac Electric Power Company
                                            (Registrant)

                            By: A. W. WILLIAMS
                                    Andrew W. Williams
                                  Senior Vice President and
                                   Chief Financial Officer

<u>April 25, 2002</u>
   DATE